Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ROCHESTER MEDICAL CORPORATION

FIRST:  The name of the this corporation is Rochester Medical Corporation (the “Corporation”).

SECOND:  The name and address of the registered office of the Corporation in the State of Minnesota is:  CT Corporation, 100 South 5th Street, Suite 1075, Minneapolis, MN 55402, Attention: Registered Agent Services.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Minnesota Statues, Chapter 302A, as from time to time amended.

FOURTH:  The total number of shares of capital stock which the Corporation shall have authority to issue is 5,000, all of which shares shall be Common Stock having a par value of $0.01.

FIFTH:  The name and address of the incorporator of the Corporation are:

NAME	ADDRESS

Travis J. Anderson	Campbell Mithun Tower — Suite 2000
222 South Ninth Street
Minneapolis, MN 55402

SIXTH:  No shareholder of the Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or similar provisions of future law) to subscribe for, purchase or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

SEVENTH:  No shareholder of the Corporation shall have any cumulative voting rights.

EIGHTH:  Any action required or permitted to be taken at a meeting of the shareholders of the Corporation may be taken by written action signed, or consented to by authenticated electronic communication, by the number of shareholders that would be required to take such action at a meeting of the shareholders at which all shareholders are present.

NINTH:  (a)   No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this subsection (a) shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 302A.559 or Section 80A.76 of the Minnesota Statutes, as amended, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article IX.  If Section 302A of the Minnesota Statutes is hereinafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation in addition to the limitation and elimination of personal liability provided herein, shall be eliminated or limited to the fullest extent permitted by the Minnesota Statutes, as so amended.  No amendment to or repeal of this subsection (a) shall apply to, or have any effect on, the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

(b)           The Corporation shall indemnify its officers, directors and employees to the fullest extent permissible under the provisions of Chapter 302A of the Minnesota Statutes, as amended from time to time, or as required or permitted by other provisions of law.  Any repeal or modification of this subsection (b) will be prospective only and will not adversely affect any right to indemnification of a director, officer or employee of the Corporation existing at the time of such repeal or modification.